Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2008

Weng Jianjun
Principal Executive Officer
Tian'an Pharmaceutical Co., Ltd.
Level 11, International Trade Centre
No. 196 Xiaozhai East Road
Xi'an, China

Re: **Tian'an Pharmaceutical Co., Ltd.**
        Form 10-KSB for Fiscal Year Ended December 31, 2007
        File No. 333-135434

Dear Mr. Jianjun:

        We have reviewed your filing and have the following comments. We have limited
our review to your financial statements and related disclosures and do not intend to
expand our review to other portions of your document. We think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comments are inapplicable or a revision is unnecessary.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 6. Management's Discussion And Analysis And Plan Of Operation

Accounting Policies, page 14

1. We believe that your disclosure related to estimates of items that reduce gross
    revenue such as product returns and other discounts and allowances could be
    improved. As such, please revise your disclosure to include the following:
    a) The nature and amount of each accrual at the balance sheet date and the effect
        that could result from using other reasonably likely assumptions than what

you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c) A roll forward of the liability for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

d) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Item 7. Consolidated Financial Statements

Report Of Independent Registered Public Accounting Firm

2. Please revise your document to provide a report by Michael Pollack CPA that opines on the financial statements for the year ended December 31, 2006 which are included herein. In addition, please provide us information that demonstrates that "Michael Pollack CPA" was registered with the Public Company Accounting Oversight Board as of the date of their report, as we are unable to find evidence of his current registration.

Notes To Consolidated Financial Statements

Note 13 – Related Party Transactions, page F-19

3. Please tell us, citing supporting authoritative guidance, why it was appropriate to capitalize the $1 million paid to Xi'an Gelin for what appears to be third party research and development costs. In so doing, please explain to us why you do not believe this cost falls within the scope of paragraph 11(c) of SFAS 2 which would have required this cost to be expensed as research and development when

incurred. If you have recorded this cost as an asset on the basis that it may contingently be reimbursed, please tell us how you applied the guidance in paragraph 17 of SFAS 5 in making your determination. Otherwise please revise your document accordingly.

Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

4. Please tell us your reasons these Forms have not been filed to date and provide us your best estimate of a date they will be filed.

* * * *

As appropriate, please amend your Form 10-KSB for the Fiscal Year Ended December 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant